PREMIER
-------------------------------------------------------------------------------
ALLIANCE GROUP                      "TECHNOLOGY SERVICES FOR TODAY AND TOMORROW"



                                                              August 14, 2008

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0303
Attn: Christine Davis

                  Re:      Premier Alliance Group, Inc.
                           Form 10-KSB for Fiscal Year Ended December 31, 2007 Form 10-KSB/A for Fiscal Year Ended December 31, 2007 Commission File No. 000-50502

Dear Ms. Davis:

     We acknowledge receipt of the letter of comment dated August 11, 2007 from the Staff (the "Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter and provide the following answers in response. Unless otherwise indicated, the page references below refer to the marked version of Amendment No. 2 to the Form 10-KSB for the fiscal year ended December 31, 2007 (the "Form 10-KSB") filed on the date hereof. The responses are numbered to coincide with the numbering of the comments in the Comment Letter. Capitalized terms used herein and not separately defined have the meanings given to them in the Form 10-KSB.

Item 8A.  Controls and Procedures

1. In response to the Staff's comments, the Company has amended its initial assessment of internal control over financial reporting as of December 31, 2007 and provided an amended assessment beginning on page 13 of the Form 10-KSB.

         The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your patience and cooperation.

                                                     Very truly yours,

                                                     /S/ Mark Elliott
                                                     --------------------------
                                                     Mark Elliott, President